LIVEDEAL, INC.

325 E. WARM SPRINGS ROAD

SUITE 120

LAS VEGAS, NV 89119

March 13, 2014

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LiveDeal, Inc. Registration Statement on Form S-3 Filed February 14, 2014 File No. 333-193971

Dear Mr. Shuman:

We are submitting this correspondence in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on March 7, 2014. The discussion below sets forth each comment and our response to each.

General

1.	Your Statement of Cash Flows on page 5 of your Form 10-Q for the three months ended December 31, 2013 indicates that you have “[a]ccrued and unpaid dividends”. Please tell us how you comply with I.A.5(a) of Form S-3, which does not permit the use of Form S-3 if there is a failure to pay any dividend or sinking fund installment on preferred stock since the end of your last fiscal year.

RESPONSE: The Company does not believe that the accrued and unpaid dividends set forth in its Statement of Cash Flows in its Form 10-Q for the three months ended December 31, 2013, disqualifies it from being eligible to use Form S-3. Section 3.1 of the Company’s Amended and Restated Articles of Incorporation, which governs the payment of the dividends sets forth the following:

“3.1 Dividends.

(a) The holders of outstanding shares of Series E Convertible Preferred Stock shall be equally entitled to receive preferential dividends in cash out of any funds of the Corporation legally available at the time for declaration of dividends, at the dividend rates applicable to each such series, as set forth herein, before any dividend or other distribution will be paid or declared and set apart for payment on any shares of any Common Stock, or other class of stock presently authorized or to be authorized (the Common Stock, and such other stock being hereinafter collectively the “Junior Stock”) as follows: Series E Convertible Preferred Stock shall receive dividends at the rate of 5% per annum on the liquidation preference per shares, payable each March 31, June 30, September 30 and December 31, commencing with the first such date following the issuance of such stock. Dividends shall accumulate from the date of issuance, until the first payment date, at which time all accumulated dividends and dividends from the date of issuance shall be paid if funds are legally available at such time. If funds are not legally available at such time, dividends shall continue to accumulate until they can be paid from legally available funds.

(b) The dividends on the Series E Convertible Preferred Stock at the rate provided above shall be cumulative whether or not earned so that, if at any time full cumulative dividends at the rate aforesaid on all shares of the Series E Convertible Preferred Stock then outstanding from the date from and after which dividends thereon are cumulative to the end of the quarterly dividend period next preceding such time shall not have been paid or declared and set apart for payment, or if the full dividend on all such outstanding Series E Convertible Preferred Stock for the then current dividend period shall not have been paid or declared and set apart for payment (but without interest thereon) before any sum shall be set apart for or applied by the Corporation or a subsidiary of the Corporation to the purchase, redemption or other acquisition of any shares of any other class of stock ranking on a parity with the Series E Convertible Preferred Stock (“Parity Stock”) and before any dividend or other distribution shall be paid or declared and set apart for payment on any Junior Stock and before any sum shall be set aside for or applied to the purchase, redemption or other acquisition of Junior Stock.

Mark P. Shuman

U.S. Securities and Exchange Commission

March 13, 2014

(c) Dividends on all shares of the Series E Convertible Preferred Stock shall begin to accrue and be cumulative from and after the date of issuance thereof. A dividend period shall be deemed to commence on the day following a quarterly dividend payment date herein specified and to end on the next succeeding quarterly dividend payment date herein specified.”

As of December 31, 2013, the Company only had cash and cash equivalents of $511,565. In addition, the Company’s current liabilities exceeded its current assets by approximately $42,000. Section 78.288 of the Nevada Revised Statutes provides that “no distribution may be made if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business…” Under the Nevada statute, a corporation’s board of directors has discretion to determine whether or not a distribution (i.e., a dividend) is permitted based on, among other things, “any other method that is reasonable in the circumstances.” Under certain circumstances, directors can have personal liability for unlawful distributions pursuant to Section 78.300 of the Nevada Revised Statutes. The Company did not have funds available, as required under its Articles of Incorporation and consistent with Nevada law, to make the dividend payments. The Company was in full compliance with its Amended and Restated Articles of Incorporation, therefore, there was no failure to pay the dividends. As a result, the Company believes it does comply with I.A.5(a) of Form S-3. The Company must revisit this requirement to pay dividends at the end of each quarter to determine if it does have the funds legally available to make such payments at such time in the future.

2.	It appears that you may be relying on General Instruction I.B.6 of Form S-3, which limits the aggregate value sold during the last 12 calendar months to no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates. Given the effective registration statement filed March 20, 2013, including the prospectus supplement filed January 24, 2014, please tell us:

•	the aggregate market value of securities you sold under General Instruction I .B.6. during the last 12 calendar months;
•	the current market value of the voting and non-voting equity securities held by non-affiliates; and
•	the aggregate amount that may be sold under this Form S-3 based on the one-third limitation in General Instruction I.B.6.

RESPONSE: The Company is not relying on General Instruction I.B.6 of Form S-3. On February 13, 2014, the average of the high and low bid prices of the Company’s common stock was $9.755. On the same date, the number of shares held by non-affiliates was 9,319,410. The total current market value of the voting and non-voting equity securities held by non-affiliates was $90,910,844.

Cover Page

3.	If you are relying on General Instruction I.B.6. of Form S-3, please disclose the aggregate market value of your outstanding voting and non-voting common equity and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 month period. Refer to Instruction 7 to General Instruction I.B.6.

RESPONSE: As per the Company’s response to comment 2 above, the Company is not relying on General Instruction I.B.6 of Form S-3.

4.	Please disclose that you have a currently effective registration statement, including the total unsold amount under the separate filing.

RESPONSE: As per the Company’s response to comment 2 above, the Company is not relying on General Instruction I.B.6 of the Form S-3. As a result, the Company does not believe that it is required to disclose that there are any amounts unsold under the previously effective registration statement. Further, there are no amounts remaining unsold under the prior registration statement.

Incorporation Of Certain Documents By Reference, page 20

5.	Please incorporate by reference the Form 10-Q filed February 14, 2014.

RESPONSE: The 10-Q has been incorporated by reference.

Mark P. Shuman

U.S. Securities and Exchange Commission

March 13, 2014

Exhibits

6.	Please confirm that you will file “Form of” exhibits 4.4 - 4.8 prior to the effective date, or tell us the basis for any conclusion that those documents are not required to be filed.

RESPONSE: Exhibits 4.4 and 4.5 were filed with the original S-3 filing on February 14, 2014. The Company filed forms of Exhibits 4.4 and 4.5 prior to the effectiveness of the registration statement because under the Trust Indenture Act of 1939, the indenture must be “qualified under the statute.” An indenture covering securities to be issued in a shelf registration statement must be filed with the registration statement prior to effectiveness because the Trust Indenture Act does not provide for an indenture to be qualified by post-effective amendment. The debt, warrants and units are not subject to statute that requires such qualification prior to effectiveness. Therefore, it is our understanding that Exhibits 4.6 through 4.8 can be filed by post-effective amendment, or can be incorporated by reference as an exhibit through a subsequent Exchange Act filing.

Exhibit 5.2

7.	Please remove the limitation on reliance that appears in the second-to-last paragraph of your opinion.

RESPONSE: The opinion has been revised to remove the limitation on reliance.

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

LiveDeal, Inc.

By: /s/ Jon Isaac

Name: Jon Isaac

Title: President and Chief Executive Officer